Exhibit 21

Cost Plus, Inc.

List of Subsidiaries

Name	State of Incorporation

Cost Plus of Idaho, Inc.	Idaho

Cost Plus of Texas, Inc.	Texas

Cost Plus Management Services, Inc.	California